EXHIBIT 99.1

Caledonia Mining Corporation Plc: Publication and Highlights of the Feasibility Study for Bilboes Gold Project

ST HELIER, Jersey, Nov. 25, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce the decision to proceed with the Bilboes Gold Project (“Bilboes” or the “Project”) following completion and publication of the feasibility study (the “Feasibility Study”)1.

Highlights

  Single-phase development confirmed as the most economic development approach.

  Mineral reserves:
    Summary of proven and probable: 1.749 Moz of gold at 2.26 g/t. See Appendix for complete estimate, as extracted from the TRS.

  Mineral resources (excluding mineral reserves):
    Summary of measured and indicated: 532,000 oz of gold at 1.37 g/t. See Appendix for complete estimate, as extracted from the TRS.
    Summary of inferred: 984,000 oz of gold at 1.62 g/t. See Appendix for complete estimate, as extracted from the TRS.

  Processing: BIOX® technology selected for refractory ore.

  Production profile:
    Plant throughput of 240kt per month for the first 6 years of production, falling to 180kt per month for the remainder of the Project.
    Metallurgical recovery ranging from 83.6% to 88.9%.
    First full year (2029): ~200,000 oz.
    Life of Mine: 1.55 Moz over 10.8 years.
    All-in-sustaining cost (“AISC”): US$1,061/oz.

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1 This press release includes a summary of the main elements of the Feasibility Study which is included in a technical report summary ("TRS") which has been prepared in accordance with Subpart 1300 and Item 601(b)(96) of Regulation S-K (“SK-1300”), as adopted by the United States Securities and Exchange Commission (the “SEC”), and which has just been filed with the SEC on EDGAR. A technical report pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") reflecting the Feasibility Study is expected to be filed in Canada on SEDAR+ before the end of 2025. The TRS and the NI 43-101 technical report are together referred to herein as the “New Technical Reports”. The effective date of each of the estimates of mineral resources and mineral reserves in the TRS is October 31, 2025. All references to US$ or $ are references to U.S. dollars. For further information please refer to the TRS, a copy of which is available on EDGAR and on Caledonia’s website at https://www.caledoniamining.com/investors/technical-reports/.

  Economic analysis results, as extracted from the TRS:
  The Project generates a value accretive business case in all three of the gold price scenarios evaluated:
Metric	Unit	Consensus Forecast Price	3-Year Trailing Average Price	Spot Price
Gold Price (Ave)	US$ / oz (Real)	2,548	2,350	3,648
Post-Tax NPV8% Real	US$ M	582	454	1,234
Post-Tax IRR	% Real	32.5	27.4	50.4
Payback Period[1]	years	1.7	2.8	1.1
Peak Funding Required	US$ M (Real)	484	484	484
Value-Investment Ratio	ratio	1.2x	0.9x	2.6x
Life of Mine (Active Years)	years	10.8	10.8	10.8
Operating Margin	% Real	59.5	56.5	70.2

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[1] As measured from the date of first ore processed / first revenue.

The pricing scenario, evaluated on a LoM average realised gold price of US$2,548/oz, yields the following key results:

Post-tax NPV8%Real of US$582 M at a post-tax IRR of 32.5%,
Payback period of 1.7 years, as measured from the date of first production,
Robust Value-Investment Ratio of 1.2x,
Peak funding requirement of US$484 M (real),
Healthy operating margin of 59.5%.

Adopting the September 2025 London Bullion Market Association (“LBMA”) spot price of US$3,648/oz materially improves all the key business return metrics resulting in a post-tax NPV8%Real of US$1,234 M and a post-tax IRR of more than 50%.

The three-year trailing average price of US$2,350/oz does however result in a reduction of both the NPV and IRR to US$454 M and 27.4% respectively, which is still considered attractive.

  Funding strategy
  The project has a peak funding requirement of US$484 M; in addition, management anticipates approximately US$100 M will be required in respect of interest and working capital and a further US$50 M (in addition to the existing cost contingencies) in respect of the usual cost overrun facilities that are required by senior lenders. Management anticipates the Project will be funded as follows:
    majority of funding is expected from non-recourse senior debt;
    internal equity from Blanket Mine; and
    flexible instruments (such as royalties, streams and mezzanine funding, which may include the issue of convertible bonds).

The Company will adopt a phased fund-raising approach to provide early liquidity so that the development timetable can be accelerated.

The funding strategy has been designed to maximise the uplift in Net Present Value (“NPV”) per Caledonia share by minimising equity issuance.

  Timeline:
    Front end engineering design (“FEED”) phase commences immediately.
    First production expected in late 2028.
    Steady-state production expected 2029.
  Permitting: Fully permitted.

  Location: Bilboes is situated in Matabeleland North province, 80 km north of Bulawayo.

  Ownership: Caledonia owns 100% of Bilboes, acquired in January 2023 for approximately US$65 M worth of Caledonia shares at the time and a 1% net smelter royalty.

Caledonia’s Chief Executive Officer, Mark Learmonth, said:

“The finalisation of the Feasibility Study and the decision to implement the Project is a defining moment for Caledonia in our journey to become a mid-tier gold producer.

“This Feasibility Study confirms that the Project has robust economics, delivering 1.55 Moz over 10.8 years with first production expected in late 2028. This Project has been decades in the making and represents the culmination of an extraordinary amount of work by our team and our partners and by the previous owners of the Project.

“We believe Bilboes will transform Caledonia and significantly change our production profile.

“Bilboes should deliver substantial benefits to Zimbabwe: a project of this scale should help Zimbabwe to reclaim its position as a major “gold destination” in the eyes of the international investment community. The Project should also deliver substantial benefits to Zimbabwe in terms of foreign exchange earnings and tax receipts.

“Caledonia intends to replicate some of the social and community structures it has successfully implemented at Blanket Mine. These have delivered significant benefits to the local community in terms of the ownership in Blanket by the Gwanda Community Share Ownership Trust, and Blanket's community and social investment programmes.

“I look forward to providing future updates on development.”

The Project covers 2,731.60 hectares (10.55 square miles) in Matabeleland North province, approximately 80 kilometres north of Bulawayo, Zimbabwe’s second largest city. Caledonia acquired 100% ownership of Bilboes in January 2023 for US$65 M, settled through the issue of approximately 5.1 M Caledonia shares, and the grant of a 1% net smelter royalty to a previous owner. The mineral reserve and mineral resource bases at Bilboes are substantial. Proven and probable mineral reserves total 1.75 Moz of gold contained in 24.1 Mt of ore at a grade of 2.26 g/t. Measured and indicated mineral resources (exclusive of mineral reserves) total 532,000 oz of gold contained in 12.1 Mt of ore at a grade of 1.37 g/t, while inferred mineral resources total 984,000 oz contained in 18.9 Mt at a grade of 1.62 g/t. See the Appendix below for further details of the estimates. There is also significant exploration potential both within Bilboes and on the adjacent Motapa property, a brownfield site comprising 2,161.34 hectares which is also owned by Caledonia.

The ore is refractory and after extensive evaluation of several processing methods, Metso’s BIOX® technology was chosen. This technology, which is already used successfully in similar gold projects around the world, involves the pre-treatment of refractory concentrates using bacteria to destroy sulphides ahead of conventional cyanide leaching for gold recovery.

The New Technical Reports will replace the NI 43-101 Preliminary Economic Analysis (the “PEA”) and SK-1300 Initial Assessment (the “IA”) published in June and December 2024 respectively.

Using a gold price of US$2,548/oz, the Project has a projected capital cost of US$584 M and a peak funding requirement of US$484 M. The post-tax ungeared internal rate of return (“IRR”) is 32.5%, with an all-in sustaining cost (“AISC”) of US$1,061/oz and a payback period of just 1.7 years. Compared to the PEA and the IA, the Feasibility Study reflects a higher gold price and refined mine scheduling, which prioritises early mining of shallow, higher-grade ore to improve project economics. Although capital costs have increased compared to the PEA and the IA by 45% driven by general cost escalation and exchange rate impact (US$35 M), scope refinement and market-related adjustments (US$86 M), and revisions to project services and contingency (US$59 M), the project remains attractive with robust margins and strong cash flow potential.

The Project is fully permitted under Zimbabwean laws. Caledonia intends to introduce employee and community participation schemes, following consultation with relevant authorities.

Funding Strategy

Caledonia, advised by Cutfield Freeman & Co Ltd, expects most of the financing to be in the form of non-recourse senior debt, internal equity contributions from Blanket Mine and flexible instruments such as royalties, streams and mezzanine funding which may include the issue of convertible bonds. The Company aims to minimise equity dilution and maintain its current quarterly dividend of 14 cents per share, subject to prevailing conditions.

Management anticipates that a complete funding package will be in place by late 2026 or early 2027. However, the Company has already embarked on preparations to provide sufficient liquidity to allow for the early procurement of long lead-time items in the second half of 2026, thereby accelerating the project development timetable. First production is expected to commence in late 2028.

To support the funding strategy, Caledonia has recently entered into hedging arrangements, in the form of put options, with Auramet International, Inc. and Standard Bank of South Africa Limited, whereby it has hedged 3,000 oz of gold production from Blanket Mine per month for the next three years at a strike price of US$3,500/oz. The total cost of the hedging was US$13.5 M (inclusive of interest), with US$3.8 M paid upfront in cash and deferred payment terms of US$4.2 M and US$5.5 M payable in 6 months and 12 months respectively, which gives an approximate cost of US$125/oz hedged. Assuming cumulative production at Blanket of 233,000 oz and an average on mine cost of US$1,270/oz per ounce, over the three years 2026, 2027 and 2028 and no changes to the relevant fiscal or monetary regimes, the hedging arrangements are designed to underpin cash receipts by Caledonia from Blanket of approximately US$200 M in the three-years from January 1, 2026 to December 31, 2028, which broadly coincides with the peak capital investment period for the Project.

Indicative Timetable

The Company will immediately commence the FEED phase for the Project. Subject to arranging early funding before the finalisation of the senior debt, the Company plans to procure the long-lead time items as soon as the FEED phase has been completed, thereby reducing the overall development period. Construction is expected to take approximately two years, with initial production anticipated at the end of 2028, followed by a five-month ramp-up period. In its first full year of production, Bilboes is anticipated to produce approximately 200,000 oz of gold.

Webcast

The Company will host a remote presentation for analysts and investors on the Publication and Highlights of the Feasibility Study on Monday December 1, 2025 at 2:00pm London time, followed by an opportunity to ask questions.

Webcast link: https://stream.brrmedia.co.uk/broadcast/690dd1a327ca940014423b9b

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Sole Broker) Adrian Hadden George Lawson	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This news release has been approved by Mr Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, the Company's qualified person as defined in (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K under the U.S. Securities Act. DRA Projects (Pty) Ltd, the qualified person responsible for the TRS, has also reviewed and approved this news release and the scientific and technical data presented herein. Each of the qualified persons stated above has verified the data disclosed herein, including sampling, analytical and test data by reviewing the methodologies, results and all procedures undertaken in a manner consistent with industry practice, and all matters were consistent and accurate according to their professional judgement. There were no limitations on the verification process.

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 ("MAR") as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company’s obligations under Article 17 of MAR.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Information and statements contained in this document that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking statements can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking statements in this document include: the expected filing and publication date of [the TRS and ]the NI 43-101 report; the estimates of mineral resources and mineral reserves, metal prices, production profile, timeline, and economic analysis, including capital and operating costs, net present value, payback and rates of return; funding strategy; anticipated funding, development and production; first production being expected to commence in late 2028; delivery of value to shareholders; delivery of benefits to Zimbabwe; replication of social and community structures utilized at the Blanket Mine; exploration potential; potential hedging outcomes; future cash receipts from Blanket; and future dividend payments. These forward-looking statements are based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such factors and assumptions include, but are not limited to: that adequate funding will be available on favourable terms and that the assumed metal prices, costs and recoveries described herein as well as all other assumptions set out in the TRS and not expressly set out herein remain correct.

Security holders, potential security holders and prospective investors should be aware that forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the group does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Group’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations, and the other risks discussed in Caledonia’s most recent Form 20-F annual report and other filings made with the U.S. Securities and Exchange Commission. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking statements for the purposes of preparing each announcement; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information, future events or other such factors which affect these statements, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Appendix

Bilboes Gold Project Mineral Reserve Statement

Deposit	Classification	Tonnage (Mt)	Au Grade (g/t)	Ounces (koz)
McCays	Proven	0.5	2.80	44
	Probable	3.5	2.39	266
Isabella South	Proven	0.7	2.11	45
	Probable	3.2	2.24	233
Isabella North	Proven	1.2	2.30	89
	Probable	3.5	1.95	217
Bubi	Proven	1.2	1.92	73
	Probable	10.4	2.34	783
Total	Proven	3.5	2.21	251
	Probable	20.6	2.26	1,499
Grand Total	Probable + Proven	24.1	2.26	1,749

Note: All tonnes quoted are in-situ dry tonnes. Differences in the addition of deposit tonnes to the total displayed is due to rounding to one decimal place.

Pit shells parameters assumed gold price at US$2,190 /oz, Recovery 83.6 % Isabella and McCays, 88.9%, Bubi. Ore cost, US$ 2.60/t for Isabella, McCays and Bubi. Waste US$2.00/t Isabella, McCays, and Bubi. Processing cost US$ 22.26/t for Isabella & McCays and US$ 42.25/t for Bubi.

The Mineral Reserve has been determined by applying the modifying factors and pit optimisation parameters described in Section 13.4 of the TRS. The optimal pit shell from this optimisation was selected on the basis of the required project financial performance indicators and subsequently used to develop the final pit and pushback designs. Following completion of the pushback designs, the pushbacks were scheduled in Deswik Sched using all applicable modifying factors, resulting in the final Mineral Reserve tonnages and contained metal reported above.

The Mineral Reserve estimate has been classified and reported in accordance with U.S. Securities and Exchange Commission (SEC) S-K 1300.

The estimate of Mineral Reserves for the Bilboes Gold Project is not at this stage materially affected by any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant issues. Furthermore, the estimate of Mineral Reserves is not materially affected by any known mining, metallurgical, infrastructure, or other relevant factors.

A cut-off grade of 0.56 g/t (McCays, Isabella South and Isabella North) and 1.05 g/t (Bubi) was applied based on project specifics.

Effective Date of Mineral Reserve Estimate is 31 October 2025.

Bilboes Gold Project Mineral Resource Statement

Mineral Resources exclude Mineral Reserves.

Property	Classification	Tonnes (Mt)	Au (g/t)	Ounces (koz)
Isabella South (ISBS)	Measured	0.1	1.42	2
	Indicated	1.4	1.68	78
	Total Measured and Indicated	1.5	1.67	80
	Inferred	2.0	1.76	113
Isabella North (ISBN)	Measured	0.2	1.07	6
	Indicated	1.6	1.68	88
	Total Measured and Indicated	1.8	1.63	93
	Inferred	4.3	1.86	255
Bubi	Measured	0.1	1.06	3
	Indicated	7.3	1.23	290
	Total Measured and Indicated	7.4	1.23	293
	Inferred	10.3	1.40	465
McCays	Measured	0.1	1.33	3
	Indicated	1.3	1.46	62
	Total Measured and Indicated	1.4	1.46	66
	Inferred	2.4	1.99	151
Totals (ISBS +ISBN+ Bubi + McCays)	Total Measured	0.4	1.16	15
	Total Indicated	11.7	1.37	517
	Total Measured and Indicated	12.1	1.37	532
	Total Inferred	18.9	1.62	984

S-K 1300 definitions observed for classification of Mineral Resources.

Mineral Resources are in situ.

Block bulk density interpolated from bulk density measurements taken from core samples.

Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software.

Pit shells parameters assumed gold price at US$3,000 /oz, Recovery 83.6 % Isabella and McCays, 88.9%, Bubi. Ore cost, US$ 2.60/t for Isabella, McCays and Bubi. Waste US$2.00/t Isabella, McCays, and Bubi. Processing cost US$ 22.26/t for Isabella & McCays and US$ 42.25/t for Bubi.

Mineral Resources are not Mineral Reserves and have no demonstrated economic viability. The estimate of Mineral Resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).

Numbers may not add due to rounding.

A cut-off grade of 0.50 g/t was applied for the Mineral Resources.

Effective Date of Mineral Resource Estimate is 31 October 2025.

Glossary

Abbreviations/Terms	Definition
Au	Native Gold
Bilboes	Bilboes Holdings (Private) Limited
BIOX®	Biological Oxidation
Caledonia	Caledonia Mining Corporation Plc
DRA	DRA Projects (Pty) Ltd
FEED	Front End Engineering Design
FS	Feasibility Study
g/t	Grammes per tonne
IA	Initial Assessment
IRR	Internal Rate of Return
ISBN	Isabella North
ISBS	Isabella South
Koz	Kilo ounces
Kt	Kilo tonnes
LBMA	London Bullion Market Association
LG	Lerchs-Grossman
LoM	Life of Mine
M	Million
Moz	Million Ounces
Mt	million tonnes
NPV	Net Present Value
NI 43-101	National Instrument 43-101
oz	ounces
QP	Qualified Person as defined in S-K 1300
S-K 1300	Subpart 1300 and Item 601(b)(96) of Regulation S-K
TRS	Technical Report Summary within the meaning of S-K 1300
TSF	Tailings Storage Facility
US$	United States Dollar